UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PG&E Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

69331C108

(CUSIP Number)

Thomas Wagner

Knighthead Capital Management, LLC

1140 Avenue of the Americas, 12th Floor

New York, New York 10036

(212) 356-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69331C108

Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Knighthead Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,081,721 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,081,721 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,081,721 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.04%
14	TYPE OF REPORTING PERSON IA, OO

(1)	See Item 4.
(2)	See Item 5.
(3)	Includes 1,698,200 Shares underlying certain options exercisable within 60 days hereof.

CUSIP No. 69331C108

Page 3 of 5 Pages

Explanatory Note

This Amendment No. 4 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Knighthead Capital Management, LLC (the “Reporting Person”) on August 7, 2019, as amended (the “Original Schedule 13D”), with respect to common stock of PG&E Corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to include the following information, which supersedes the information provided in the Original Schedule 13D:

The aggregate purchase price of the Call Options (defined below) reported herein is approximately $8,307,505.01, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following two paragraphs:

On November 16, 2019, the Reporting Person, solely on behalf of certain funds and accounts it manages and/or advises, and the Company entered into a further amended and restated letter agreement, which is filed as Exhibit 99.1 hereto, setting forth the terms by which such funds committed to provide capital to the Company in connection with its plan of reorganization. The amended and restated letter agreement supersedes the letter agreement, dated September 13, 2019, between the Reporting Person, solely on behalf of certain funds and accounts it manages and/or advises, and the Company.

On November 18, 2019, the Reporting Person and Other Shareholder entered into an amendment (the “Amendment”) to the Investor Agreement, a copy of which is filed as Exhibit 99.2 hereto, setting forth the terms and conditions on which the Parties would act in concert.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended to include the following information, which supersedes the information provided in the Original Schedule 13D:

(a)	As of the close of business on November 15, 2019, the Reporting Person and each of the Controlling Persons, solely on behalf of the Knighthead Funds, beneficially owned 16,081,721 Shares.
Percentage:	3.04%

(b)	(1) Sole power to vote or direct vote: 0

(2)	Shared power to vote or direct vote: 16,081,721

(3)	Sole power to dispose or direct the disposition: 0

(4)	Shared power to dispose or direct the disposition: 16,081,721

CUSIP No. 69331C108

Page 4 of 5 Pages

(c)	There were no transactions in the Shares by the Reporting Person and each of the Controlling Persons during the past 60 days.

(d)

Other persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Person. The Knighthead Funds are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of, more than five percent of the Shares reported herein.

(e)	Not applicable.

The aggregate percentage of Shares owned by the Reporting Person and reported in this Schedule 13D is based upon 529,229,517 Shares outstanding, as of November 1, 2019, which is the total number of Shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2019.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Item 4 hereof is incorporated by reference in its entirety. In addition, certain of the Knighthead Funds have entered into call options with unaffiliated third-party financial institutions that are exercisable by such Knighthead Funds for an aggregate total of 1,698,200 Shares (the “Call Options”). The Call Options have strike prices ranging from $10 to $30. The Call Options expire on January 17, 2020. Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and the Other Shareholder, or between each of the foregoing and any other person, with respect to the securities of the Company.

Item 7.	Materials to be Filed as Exhibits.

99.1*

Amended and Restated Backstop Commitment Letter, dated November 16, 2019, between Knighthead Capital Management, LLC, solely on behalf of certain funds and accounts it manages and/or advises, and PG&E Corporation.

99.2*	Amendment No. 1 to Investor Agreement, dated November 18, 2019, by and between Abrams Capital Management, L.P. and Knighthead Capital Management, LLC.

*	Filed herewith.

CUSIP No. 69331C108

Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2019

KNIGHTHEAD CAPITAL MANAGEMENT, LLC

By:	/s/ Thomas A. Wagner
Name: Thomas A. Wagner
Title: Managing Member